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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:3235-0058 Expires: May 31, 2012 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER 001-9232

NOTIFICATION OF LATE FILING	CUSIP NUMBER 928703107

(Check One):	☒ Form 10-K	› Form 20-F	› Form 11-K	› Form 10-Q	› Form 10-D	› Form N-SAR
› Form N-CSR

For Period Ended: _December 31, 2010 __
›Transition Report on Form 10-K
› Transition Report on Form 20-F
› Transition Report on Form 11-K
› Transition Report on Form 10-Q
› Transition Report on Form N-SAR
For the Transition Period Ended:___________________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION Ophthalmic Imaging Systems
Full Name of Registrant
Former Name if Applicable 221 Lathrop Way Suite I
Address of Principal Executive Office (Street and Number) Sacramento, California 95815
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) (c)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, Ophthalmic Imaging Systems (“Company”) is in the process of restating its financial statements as of and for the fiscal year ended December 31, 2009 included in the Company’s Annual Report on Form 10-K for that year, and the Company’s unaudited condensed consolidated financial statements for quarterly periods in 2010 and 2009 contained in the Company’s previously filed Quarterly Reports on Form 10-Q.  The Company is in the process of doing so due to the misclassification of certain warrants to purchase shares of its common stock and embedded conversion options issued in connection with a convertible note.  The Company classified these as equity when they should have been classified as liabilities. As a result, the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2010 could not, without unreasonable effort and expense, be filed before its March 31, 2011 due date because the Company could not finalize its financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect the effects of changes to its accounting treatment.  It is anticipated that the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2010 will be filed on or before the 15th calendar day following the prescribed due date of the Form 10-K.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:
	Ariel Shenhar, Chief Financial Officer	916	646-2020
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). YES ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   YES ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.
As a result of the pending restatements discussed above in Part III, it is not possible to make a reasonable estimate of the Company’s consolidated results of operations for either of the fiscal years ended December 31, 2009 or 2010, nor to quantify any significant change in the Company’s consolidated results of operations between fiscal 2009 and fiscal 2010 until the Company prepares financial statements for fiscal 2009 and fiscal 2010 and determines how each fiscal year will be impacted by the restatement.

Ophthalmic Imaging Systems
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2011	By:	/s/ Ariel Shenhar, Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).